FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

13 October 2009

THE SAUDI BRITISH BANK
THIRD QUARTER 2009 RESULTS - HIGHLIGHTS

  Net profit of SAR2,006 million (US$535 million) for the nine months ended 30 September 2009 - down SAR257 million (US$69 million), or 11.4 per cent, compared with SAR2,263 million (US$603 million) for the same period in 2008.

  Net profit of SAR570 million (US$152 million) for the three months ended 30 September 2009 - down SAR141 million (US$38 million), or 19.8 per cent, compared with SAR711 million (US$190 million) for the same period in 2008 and down SAR106 million (US$28 million), or 15.7 per cent, compared with SAR676 million (US$180 million) for the three months ended 30 June 2009.

  Operating income of SAR3,974 million (US$1,060 million) for the nine months ended 30 September 2009 - up SAR275 million (US$73 million), or 7.4 per cent, compared with SAR3,699 million (US$986 million) for the same period in 2008.

  Customer deposits of
  SAR89.2
   billion (
  US$23.8
   billion) at 30 September 2009 - down
  SAR6.5
   billion (
  US$1.7
   billion), or
  6.8
   per cent, compared with SAR95.7 billion (US$25.5 billion) at 30 September 2008.

  Loans and advances to customers of
  SAR78.8
   billion (
  US$21.0
   billion) at 30 September 2009 - down
  SAR4.8
   billion (
  US$1.3
   billion), or
  5.7
   per cent, from SAR83.6 billion (US$22.3 billion) at 30 September 2008.

  The bank's investment portfolio totalled
  SAR24.1
   billion (
  US$6.4
   billion) at 30 September 2009 compared with SAR36.0 billion (US$9.6 billion) at 30 September 2008.

  Total assets of
  SAR123.9
   billion (
  US$33.0
   billion) at 30 September 2009 - down
  SAR8.7
   billion (
  US$2.3
   billion), or
  6.6
   per cent, from 30 September 2008.

  Earnings per share of SAR2.68 (US$0.71) for the nine months ended 30 September 2009 - down 11.3 per cent from SAR3.02 (US$0.80) for the same period in 2008*
  .

*
Earnings per share for the nine months ended 30 September 2008 have been adjusted to reflect a 1:4 bonus issue approved at an Extraordinary General Meeting held on 10 March 2009 and reflected in the share register as at close of business on the same day.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR2,006 million (US$535 million) for the nine months ended 30 September 2009. Net special commission income increased by SAR201 million (US$54 million), or 8.3 per cent, compared with the same period in 2008 reflecting higher average asset balances and improved margins. Total other operating income grew by SAR73.5 million (US$20 million), or 5.8 per cent, with higher foreign exchange and trade-related income compensating for lower levels of share brokerage and mutual fund fees.

Cost growth has been contained to SAR27.3 million (US$7.3 million), or 2.3 per cent, compared with the first nine months of 2008. This equates to a cost:income ratio of 30.6 per cent for the first nine months of 2009 compared with 32.2 per cent for the same period in 2008. Provision for possible credit losses increased by SAR505 million (US$135 million) compared with the same period in 2008 reflecting SABB's conservative credit policy in the current economic environment. Income from associates fell by SAR59 million (US$16 million), or 64.8 per cent, reflecting the challenging market conditions experienced in 2009 compared with the same period in 2008.

Richard Groves, Managing Director of SABB, said: "SABB's strong operating income streams and cost containment have allowed the bank to report encouraging profits for the nine months ended 30 September 2009. This is despite a SAR505 million (US$135 million) increase in provisions for possible credit losses compared with the same period in 2008 in accordance with our conservative credit policy.

"SABB's capital and liquidity ratios both remain strong as does the overall quality of our loan book.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  13 October 2009